EXHIBIT (a)(5)

GREATER INDIA PORTFOLIO

AMENDMENT TO DECLARATION OF TRUST

AMENDMENT effective August 11, 2008, made to the Declaration of Trust dated January 18, 1994, as amended, (hereinafter called the "Declaration") of Greater India Portfolio, a New York trust (hereinafter called the "Trust"), by at least a majority of the Trustees of the Trust in office on August 11, 2008.

WHEREAS, Section 10.4 of Article X of the Declaration empowers a majority of the Trustees of the Trust to amend the Declaration without the vote or consent of Holders to make such changes as do not have a materially adverse effect on the financial interests of Holders; and

WHEREAS, the Trustees of the Trust have deemed it necessary or appropriate to amend the Declaration in the following manner;

NOW, THEREFORE, at least a majority of the duly elected and qualified Trustees do hereby amend the Declaration in the following manner:

1. Section 10.4(a) of Article X of the Declaration is hereby amended and restated in its entirety to read as follows:

10.4. Amendment Procedure.

     (a) This Declaration may be amended by the vote of Holders of more than 50% of all Interests at any meeting of Holders or by a majority of the Trustees and consented to by the Holders of more than 50% of all Interests. Notwithstanding any other provision hereof, this Declaration may be amended by a majority of the Trustees, and without the vote or consent of Holders, for any one or more of the following purposes: (i) to change the name of the Trust, (ii) to supply any omission, or to cure, correct or supplement any ambiguous, defective or inconsistent provision hereof, (iii) to conform this Declaration to the requirements of applicable federal law or regulations or the requirements of the applicable provisions of the Code, (iv) to change the state or other jurisdiction designated herein as the state or other jurisdiction whose law shall be the governing law hereof, (v) to effect such changes herein as the Trustees find to be necessary or appropriate (A) to permit the filing of this Declaration under the law of such state or other jurisdiction applicable to trusts or voluntary associations, (B) to permit the Trust to elect to be treated as a “regulated investment company” under the applicable provisions of the Code, or (C) to permit the transfer of Interests (or to permit the transfer of any other beneficial interest in or share of the Trust, however denominated), (vi) in conjunction with any amendment contemplated by the foregoing clause (iv) or the foregoing clause (v) to make any and all such further changes or modifications to this Declaration as the Trustees find to be necessary or appropriate, and (vii) to change, modify or rescind any provision of this Declaration provided such change, modification or rescission is found by the Trustees to be necessary or appropriate and to not have a materially adverse effect on the financial interests of the Holders; provided, however, that unless effected in compliance with the provisions of Section 10.4(b) hereof, no amendment otherwise authorized by this sentence may be made which would reduce the amount payable with respect to any Interest upon liquidation of the Trust and; provided, further, that the Trustees shall not be liable for failing to make any amendment permitted by this Section 10.4(a). Any amendment to the Declaration of Trust shall be effective as provided by its terms or, if there is no provision therein with respect to effectiveness, (i) upon the signing of an instrument by a majority of the Trustees then in office or (ii) upon the execution of an instrument and a certificate (which may be part of such instrument) executed by a Trustee or officer of the Trust to the effect that such amendment has been duly adopted.

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IN WITNESS WHEREOF, the undersigned certifies this amendment has been duly adopted at a meeting of the Board of Trustees held on August 11, 2008. Signed this 30th day of September, 2008.

/s/ Maureen A. Gemma
Maureen A. Gemma
Secretary to the Trust